July 6, 2006

Zip+4 Code: 20549

Via Fax & U.S. Mail

Mr. Douglas Waugh
Chief Executive Officer and Chief Financial Officer
Fortuna Gaming Corp.
4585 Canada Way
Suite 104
Burnaby, British Columbia, Canada V5G 4L6

RE: **Fortuna Gaming Corp. the "Company")**
Form 10-K for the year ended October 31, 2005
File No. 0-50389

Dear Mr. Waugh:

We received your response dated June 26, 2006 in response to our letter dated June 14, 2006, and have the following additional comments. As indicated in your letter dated May 24, 2006, please file an amendment to your October 31, 2005 Form 10-KSB, your January 31, 2006 Form 10-QSB, and April 30, 2006 Form 10-QSB that incorporate the comments in our letters dated April 4, 2006, June 2, 2006, and July 6, 2006.

Please respond to confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 1. Nature of Operations
    d) Change of Business and Use of Consultants During Re-organization and Start-Up Stage-post June 28, 2005

1.   We note your response to previous comment 1. Expand your disclosure to explain why you believe that Fortuna Gaming is the accounting acquirer when they received less than a majority of the Company's outstanding common shares in connection with the share exchange transaction.

Note 6. Share Capital

2.   We note your response to our prior comment number 2, and continue to believe that the circumstances under which options were granted to consultants do not warrant a 50% discount on the value of the shares. Accordingly, please revise your financial statements

to reflect the issuance of the shares in these transactions at the fair market value of the shares on the measurement date in accordance with the guidance in paragraph 8 of SFAS No.123 and EITF 96-18.

Item 8. Changes in and disagreements with accountants

3.   We note your response to previous comment 3, which did not address whether there were any disagreements with the former accountants through the date of resignation. Furthermore, interim financial statements included in Forms 10-Q must be reviewed by an independent accountant. Address whether interim financial statements were indeed reviewed by Shelly & Associates, and whether there were any disagreements as part of their review through the date of resignation. Specifically address this issue in your next response letter.

Quarterly Report on Form 10-QSB for the quarter ended April 30, 2006
Consolidated Statement of Cash Flows

4.   Please revise to reflect the demand loans and advances obtained to fund the G-Fed acquisition transaction as financing cash flows rather than operating cash flows in the Company's consolidated statement of cash flows. Refer to the guidance outlined in paragraphs 18 through 20 of SFAS No. 95. In addition, the acquisition deposits of $500,000 should be reflected as a cash flow from investing activities in accordance with paragraphs 15 through 17 of SFAS No. 95. Please amend your quarterly report on Form 10-QSB to correct these errors.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief